

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

<u>Via U.S. Mail</u>

Jasper Explorations Inc.
c/o Business Filings Incorporated
311 S. Division Street
Carson City, Nevada 89703

> **Re:** **Jasper Explorations Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 3, 2011**
> **File No. 333-171373**

Dear Sir or Madam:

We have reviewed your amendment and your response letter, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1, filed March 3, 2011</u>

<u>General</u>

1. We remind you of prior comment 1 from our letter, dated January 19, 2011.

2. We note that the Asset Purchase Agreement, filed as Exhibit 10.1, contains blanks for the signatories. Please file the full executed version of the agreement.

3. Based on a search of your two Red Streak claims, 395892 and 538842 in the British Columbia Mineral Titles database, available at <https://www.mtonline.gov.bc.ca/mtov/searchTenures.do>, it appears that your claims were forfeited in 2009 and 2007, respectively. Please advise.

Managements Discussion and Analysis or Plan of Operation, page 32

Plan of Operations, page 32

4. Please disclose when you would be required to pay the $1,300 government fee to maintain your claims if you do not commence your exploration program.

Financial Statements

5. Please amend your filing to include audited financial information for the fiscal year ended December 31, 2010 in accordance with Rule 8-08(b) of Regulation S-X.

Exhibits, page 28

6. We note your incorporation of certain exhibits by reference to December 15, 2010. However, we also note that your original Form S-1 was filed on December 23, 2010. We re-issue prior comment 16 from our letter to you, dated February 17, 2011. For previously filed documents, please disclose the specific previous filing (e.g., Form S-1, file no. 333-171373) and the specific filing date.

Exhibit 23.1

7. We note the consent of your independent accounting firm appears to be dated both March 2, 2011 and January 28, 2011. Please obtain and file a consent from your independent accounting firm that includes one date in close proximity to the date of your filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Diane Dalmy
        Facsimile (303)988-6954